UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUNESIS PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

867328 700

(CUSIP Number of Class of Securities of Underlying Common Stock)

Daniel N. Swisher, Jr.

President and Chief Executive Officer

Sunesis Pharmaceuticals, Inc.

395 Oyster Point Boulevard, Suite 400

South San Francisco, California 94080

(650) 266-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mehdi Khodadad

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

Telephone: (650) 843-5000

Fax: (650) 849-7400

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable
*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Incorporated herein by reference are the Notice of Annual Meeting of Stockholders and Definitive Proxy Statement for the Annual Meeting of Stockholders of Sunesis Pharmaceuticals, Inc. (“Sunesis”), scheduled for May 31, 2017, the Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on May 31, 2017 and the related materials, all filed with the Securities and Exchange Commission on April 20, 2017 (the “Proxy Materials”).

The Proxy Materials do not constitute an offer to holders of options to purchase Sunesis’ common stock to exchange their options. In the event Sunesis’ stockholders approve the proposed stock option exchange program (the “Option Exchange Program”), the Option Exchange Program may be commenced at such time as determined in the discretion of Sunesis’ Board of Directors, or Sunesis’ Board of Directors may choose not to implement the Option Exchange Program.

At the time the Option Exchange Program has commenced, Sunesis will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. Sunesis will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. Sunesis stockholders and option holders will be able to obtain these written materials and other documents filed by Sunesis with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov. In addition, Sunesis stockholders and option holders may obtain free copies of the documents filed by Sunesis with the Securities and Exchange Commission by directing a written request to Sunesis Pharmaceuticals, Inc., Attn.: Corporate Secretary, 395 Oyster Point Boulevard, Suite 400, South San Francisco, California 94080.

ITEM 12. EXHIBITS.

Exhibit Number	Description

99.1	Notice of Annual Meeting of Stockholders and Definitive Proxy Statement for 2017 Annual Stockholders Meeting (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 20, 2017)

99.2	Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on May 31, 2017 (incorporated by reference to the Notice of Internet Availability of Proxy Materials on Schedule 14A filed with the Securities and Exchange Commission on April 20, 2017).